ASML 2021 First-Quarter Veldhoven, the Netherlands April 21, 2021 Public ASML reports €4.4 billion net sales and €1.3 billion net income in Q1 Strong demand across markets drives expected sales growth towards 30% in 2021 Exhibit 99.2

Public Slide 2 April 21, 2021 Agenda • Investor key messages • Business summary • Outlook • Financial statements

Public Slide 3 April 21, 2021 Investor key messages

Public Slide 4 April 21, 2021 Investor key messages • Expanding end market applications, fueled by innovation from a highly profitable ecosystem, drive semiconductor demand across all markets • Shrink is a key industry driver supporting innovation and providing long term industry growth • Holistic Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, EUV and Application products are highly differentiated solutions that provide unique value drivers for our customers and fuel significant growth opportunities for ASML • EUV will enable continuation of Moore’s Law and will drive long term value for ASML well into this decade • In November 2018 ASML modeled an annual revenue opportunity between €15 – 24 billion for 2025. We will provide an update at our Investor Day which is currently planned on 29 September 2021 in London • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing annualized dividends and share buybacks

Public Slide 5 April 21, 2021 Business summary

Public Slide 6 April 21, 2021 Q1 results summary • Net sales of €4,364 million, net systems sales of €3,129 million, Installed Base Management* sales of €1,235 million • Gross margin of 53.9% • Operating margin of 35.8% • Net income as a percentage of net sales of 30.5% • Net bookings of €4,740 million, including €2,294 million of EUV systems * Installed Base Management equals our service and field upgrades sales

Public Slide 7 April 21, 2021 Net system sales breakdown (Quarterly) Q1’21 total system sales €3,129 million Q4’20 total system sales €3,198 million * * Excluding EMEA region which represents negative 6% as we bought back two unused systems previously sold to a customer, which we counted for as a revenue reversal in Q1 2021.

Public Slide 8 April 21, 2021 Logic Memory Installed Base Management As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative 2017 numbers presented above have not been adjusted to reflect these changes in accounting policy. Total net sales € million by End-use

Public Slide 9 April 21, 2021 Litho systems bookings activity by End-use Q1’21 total system value €4,740 million Q4’20 total system value €4,238 million Lithography systems New Used Units 110 10 Lithography systems New Used Units 114 9 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

Public Slide 10 April 21, 2021 • Over €1.6 billion of shares purchased in Q1 2021. ASML expects an early completion of the current share buyback program • Intention to declare a total dividend for 2020 of €2.75 per ordinary share, consisting of: ◦ interim dividend of €1.20 per ordinary share paid in November 2020 ◦ final dividend of €1.55 per ordinary share, as proposed to the 2021 AGM Capital return to shareholders Capital return is cumulative dividend + share buyback Share buyback Dividend paid The dividend for a year is paid in the subsequent year, except interim Total dividend Interim dividend up to 2012 Final dividend proposed

Public Slide 11 April 21, 2021 Outlook

Public Slide 12 April 21, 2021 Outlook • Q2: net sales between €4.0 billion and €4.1 billion, including ◦ Installed Base Management sales of around €0.9 billion • Q2: gross margin of around 49% • Q2: R&D costs of €650 million • Q2: SG&A costs of €175 million • 2021: strong demand across markets drives expected sales growth towards 30% • 2021: gross margin between 51% and 52% • 2021: estimated annualized effective tax rate between 14% and 15%

Public Slide 13 April 21, 2021 Financial statements

Public Slide 14 April 21, 2021 Consolidated statements of operations € million Quarter on Quarter Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Net sales 2,441 3,326 3,958 4,254 4,364 Gross profit 1,101 1,603 1,881 2,212 2,352 Gross margin % 45.1 48.2 47.5 52.0 53.9 R&D costs (544) (567) (534) (556) (623) SG&A costs (131) (131) (132) (152) (168) Income from operations 427 905 1,216 1,504 1,561 Operating income as a % of net sales 17.5 27.2 30.7 35.3 35.8 Net income 391 751 1,062 1,351 1,331 Net income as a % of net sales 16.0 22.6 26.8 31.7 30.5 Earnings per share (basic) € 0.93 1.79 2.54 3.23 3.21 Earnings per share (diluted) € 0.93 1.79 2.53 3.23 3.20 Lithography systems sold (units) 1 57 61 60 80 76 Net booking value 2 3,085 1,101 2,868 4,238 4,740 1 Lithography systems do not include metrology and inspection systems. 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 15 April 21, 2021 Consolidated statements of cash flows € million Quarter on Quarter Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Cash and cash equivalents, beginning of period 3,532 2,724 3,499 3,532 6,049 Net cash provided by (used in) operating activities (606) 372 191 4,670 (942) Net cash provided by (used in) investing activities (444) 215 (166) (956) (307) Net cash provided by (used in) financing activities 240 192 9 (1,194) (1,560) Effect of changes in exchange rates on cash 2 (3) (2) (2) 3 Net increase (decrease) in cash and cash equivalents (809) 776 33 2,518 (2,806) Cash and cash equivalents, end of period 2,724 3,499 3,532 6,049 3,244 Short-term investments 1,388 941 876 1,302 1,412 Cash and cash equivalents and short-term investments 4,112 4,440 4,408 7,351 4,656 Purchases of property, plant and equipment and intangible assets (242) (232) (222) (305) (197) Free cash flow 1 (848) 140 (31) 4,365 (1,139) 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 16 April 21, 2021 Consolidated balance sheets € million Quarter on Quarter Assets Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Cash & cash equivalents and short-term investments 4,112 4,440 4,408 7,352 4,656 Net accounts receivable and finance receivables 2,857 3,286 4,664 3,421 4,524 Contract assets 292 261 177 119 107 Inventories, net 4,345 4,686 4,614 4,569 4,748 Other assets and Held for sale assets 1,808 1,833 1,734 1,753 2,396 Tax assets 1,011 846 876 739 1,510 Equity method investments 865 892 918 821 842 Goodwill 4,541 4,541 4,541 4,629 4,556 Other intangible assets 1,083 1,059 1,035 1,049 1,014 Property, plant and equipment 2,047 2,110 2,198 2,470 2,522 Right-of-use assets 317 354 298 345 344 Total assets 23,278 24,306 25,463 27,267 27,219 Liabilities and shareholders' equity Current liabilities 4,677 4,631 4,991 6,604 6,876 Non-current liabilities 6,076 6,976 6,730 6,798 6,714 Shareholders' equity 12,525 12,700 13,742 13,865 13,629 Total liabilities and shareholders' equity 23,278 24,306 25,463 27,267 27,219 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. For more details see US GAAP Consolidated Financial Statements.

Public Slide 17 April 21, 2021 This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q2 2021, including expected revenues, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for 2021, expected growth in net sales in 2021, expectations on gross margin, R&D and SG&A for full year 2021, system bookings, expected increases in Logic and Memory demand and revenue, expected trends in IBM revenue, long term growth opportunity, revenue opportunity through 2025, future growth outlook towards 2025 and long term demand drivers, expected benefits and performance of new systems and applications, expanding end market applications driving semiconductor demand, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, expected trends in demand, expected increase in output capability, product roadmap, expected EUV tool productivity and expectations on shipments in 2022, statements with respect to plans regarding dividends, including the intention to continue to return signif icant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends, the amount of the final dividend for 2020 and statements with respect to the 2020- 2022 share buyback program including the amount of shares intended to be repurchased under the program and that expected cash generation enables opportunity for continued significant buybacks and that ASML expects early completion of the buyback program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand (including demand in Logic and Memory and for our IBM services) and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product developmen t and customer acceptance of and demand for new products, production capacity and our ability to increase capacity, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements